SECURITIES AND EXCHANGE COMMISSION

Washington, D. C.
20549

FORM 11-K
ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

FOR THE YEAR ENDED DECEMBER 31, 2006

TENNANT COMPANY PROFIT SHARING AND EMPLOYEE STOCK OWNERSHIP PLAN

COMMISSION FILE NO. 1-16191

TENNANT COMPANY
ATTN: RETIREMENT BENEFITS COMMITTEE
701 NORTH LILAC DRIVE
P.O. BOX 1452
MINNEAPOLIS, MINNESOTA 55440
612-540-1554

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

TENNANT COMPANY PROFIT SHARING AND EMPLOYEE STOCK OWNERSHIP PLAN

By -

Patrick J. O'Neill, Chairman
Retirement Benefits Committee

Date – June 29, 2007

By -

Vicki L. Haugen,
Retirement Benefits Committee

Date – June 29, 2007

Certification Pursuant to 18 U.S.C. Section 1350

In connection with the 2006 Annual Reports of the Tennant Company Profit Sharing and Employee Stock Ownership Plan (the "Plan") on Form 11-K for the period ended December 31, 2005, as filed with the Securities and Exchange Commission (the "SEC") on or about the date hereof (the "Report"), I, Patrick J. O'Neill, Chairman of the Retirement Benefits Committee and I, Vicki L. Haugen, Secretary of the Retirement Benefits Committee, of Tennant Company (the "Company"), certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2) The information contained in the Report fairly represents, in all material respects, the financial condition at the end of such period and the changes in net assets of the Plans for such period of the Plans.

Date: June 29, 2007

Patrick J. O'Neill
Chairman
Retirement Benefits Committee

Vicki L. Haugen
Member, Retirement Benefits Committee

wp/fin/0041z

McGladrey & Pullen
Certified Public Accountants

Consent of Independent Registered Public Accounting Firm

To the Board of Directors of Tennant Company:

We consent to incorporation by reference in the Registration Statement (No. 333-114884) on Form S-8 of Tennant Company of our report dated June 28, 2007, relating to the statements of net assets available for plan benefits of the Tennant Company Profit Sharing and Employee Stock Ownership Plan as of December 31, 2006 and 2005, the related statement of changes in net assets available for plan benefits for the year ended December 31, 2006, and the supplemental schedule as of December 31, 2006, which report appears in the annual report on Form 11-K of the Tennant Company Profit Sharing and Employee Stock Ownership Plan for the year ended December 31, 2006.

McGladrey & Pullen, LLP

Minneapolis, Minnesota
June 28, 2007

McGladrey & Pullen
Certified Public Accountants

Tennant Company Profit Sharing and Employee Stock Ownership Plan

Financial Report
December 31, 2006

Contents

McGladrey & Pullen
Certified Public Accountants

Report of Independent Registered Public Accounting Firm

To the Administrative Committee
Tennant Company Profit Sharing and Employee Stock Ownership Plan
Minneapolis, Minnesota

We have audited the accompanying statements of net assets available for plan benefits of the Tennant Company Profit Sharing and Employee Stock Ownership Plan (the Plan) as of December 31, 2006 and 2005, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Tennant Company Profit Sharing and Employee Stock Ownership Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2006, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. Such supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McGladrey & Pullen, LLP

Minneapolis, Minnesota
June 28, 2007

Tennant Company Profit Sharing and Employee Stock Ownership Plan

Statements of Net Assets Available for Plan Benefits
December 31, 2006 and 2005

	2006		
	Unallocated	Allocated	Total
Assets:			
Investments at fair value:			
Investments in registered investment companies	$ 12	$ 214,802,502	$ 214,802,514
Tennant Company common stock:			
Allocated	-	57,920,985	57,920,985
Unallocated	8,696,955	-	8,696,955
Loans to participants	-	3,824,439	3,824,439
Total investments	8,696,967	276,547,926	285,244,893
Contributions receivable from Tennant Company	-	3,293,584	3,293,584
Other receivables	-	-	-
Accrued income	7,445	319,596	327,041
Total assets	8,704,412	280,161,106	288,865,518
Liabilities:			
Fees payable	-	(171,108)	(171,108)
ESOP note payable to Tennant Company	(5,173,146)	-	(5,173,146)
Total liabilities	(5,173,146)	(171,108)	(5,344,254)
Net assets available for plan benefits	$ 3,531,266	$ 279,989,998	$ 283,521,264

See Notes to Financial Statements.

2005		
Unallocated	Allocated	Total
$ -	$ 197,980,490	$ 197,980,490
-	54,467,543	54,467,543
10,396,256	-	10,396,256
-	3,002,314	3,002,314
10,396,256	255,450,347	265,846,603
-	2,903,884	2,903,884
(3,052)	254,311	251,259
5,726	269,061	274,787
10,398,930	258,877,603	269,276,533
-	(200,445)	(200,445)
(6,592,618)	-	(6,592,618)
(6,592,618)	(200,445)	(6,793,063)
$ 3,806,312	$ 258,677,158	$ 262,483,470

Tennant Company Profit Sharing and Employee Stock Ownership Plan

Statement of Changes in Net Assets Available for Plan Benefits
Year Ended December 31, 2006

	Unallocated	Allocated	Total
Investment income:			
Net appreciation (depreciation) in fair value of investments	$ (186,385)	$ 18,386,329	$ 18,199,944
Interest	60,134	262,616	322,750
Dividends	-	12,075,653	12,075,653
Dividends — Tennant common stock	155,081	951,616	1,106,697
	28,830	31,676,214	31,705,044
Interest expense	(662,558)	-	(662,558)
Administrative expense	(9,739)	(131,279)	(141,018)
Net investment income	(643,467)	31,544,935	30,901,468
Contributions:			
By employees through 401(k)	-	8,337,372	8,337,372
Rollovers	-	624,038	624,038
By Tennant Company	1,512,917	6,041,958	7,554,875
Total contributions	1,512,917	15,003,368	16,516,285
Distributions to plan participants	-	(26,379,959)	(26,379,959)
Transfers between Allocated and Unallocated Funds	368,421	(368,421)	-
Allocation of 99,961 shares	(1,512,917)	1,512,917	-
Total distributions and transfers	(1,144,496)	(25,235,463)	(26,379,959)
Net increase (decrease)	(275,046)	21,312,840	21,037,794
Net assets available for plan benefits:			
Beginning of year	3,806,312	258,677,158	262,483,470
End of year	$ 3,531,266	$ 279,989,998	$ 283,521,264

See Notes to Financial Statements.

Note 1. Plan Description

General: The following brief description of the Plan is provided for general purposes only. Participants should refer to the plan description for complete information. The Plan is a defined contribution plan sponsored by Tennant Company (the Company). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

On January 22, 1990, the Board of Directors of the Company amended the Plan, which authorized the establishment of a leveraged employee stock ownership plan (ESOP) that is part of the Plan (formerly the Tennant Company Profit Sharing Plan).

In 1990, the ESOP trustee, US Bank National Association (the Trustee), purchased $17.5 million of Company stock for the ESOP in the open market. The $17.5 million common stock purchase was financed by a 20-year, 10.05 percent per annum interest-bearing loan from the Company to the ESOP. The terms of the loan agreement provide for the Trustee to pay the Company annual interest payments on December 31 and to pay the unpaid principal amount of the loan in full on December 31, 2009. The loan balance was $5,173,146 and $6,592,618 at December 31, 2006 and 2005, respectively. The scheduled amortization of the loan for the three years subsequent to December 31, 2006, is as follows: 2007 — $1,562,129, 2008 — $1,719,123 and 2009 — $1,891,894. Principal on the loan may be repaid at any time without penalty. As the Plan makes payments of principal, an appropriate percentage of stock will be allocated to eligible employees' accounts in accordance with applicable regulations under the Internal Revenue Code of 1986. For the year ended December 31, 2006, 99,961 shares were allocated to participant accounts. The Trustee will repay the loan principal and related interest charges using dividends on the common shares of leveraged stock held by the ESOP and the Company's future contributions to the Plan.

Eligibility: Any U.S. employee is eligible to participate in the 401(k) and matching contributions immediately upon hire. Eligibility to participate in the Company profit sharing plan requires completion of one year of service. The full value of a participant's account is payable following termination of employment under any of the following circumstances:

a. Normal retirement at age 65

b. Retirement at any time between the age of 55 and 65

c. Disability retirement at any age

d. Voluntary termination of employment by employee

e. Involuntary termination or layoffs other than for cause

f. Termination of the Plan

If termination of employment occurs as a result of death, participant beneficiaries will receive the full value of all of the participants' accounts.

Note 1. Plan Description (Continued)

Termination: The Company reserves the right to terminate the Plan at any time, subject to plan provisions. Upon such termination of the Plan, the interest of each participant in the Plan will be distributed to such participant or his or her beneficiary at the time prescribed by the Plan's terms and ERISA. Upon termination of the Plan, the Retirement Benefits Committee shall direct the Trustee to pay all liabilities and expenses of the Plan and to sell shares of financed stock held in the loan suspense account to the extent it determined such sale to be necessary in order to repay the loan.

Vesting: Employees are 100 percent vested in contributions made to the Plan on their behalf, which includes employer matching contributions and profit sharing contributions.

Diversification: Effective August 1, 2006, the Plan was amended to allow employees to immediately reallocate Company contributions of Tennant Company Stock.

Overview of accounts: Six separate accounts have been established for allocating contributions to the Plan — the Retirement Account, Individual Shelter Account, Deferred Investment Account, Rollover Account, Withdrawable Investment Account, and Employee Stock Ownership (ESOP) Account.

Retirement Account: The Retirement Account is available only to employees of the Company who, on December 31, 1981, elected not to participate in the Tennant Company Retirement Plan (the defined benefit plan). Prior to January 1, 2001, the Company contributed to the account up to 10 percent of profit sharing certified earnings, as defined, based on the Company's return on average consolidated invested capital. Subsequent to January 1, 2001, no further contributions were made to this account.

Individual Shelter Account: Each year participants may defer a portion of their salaries (up to 25 percent of profit sharing certified earnings, as defined, subject to certain limits), which is put in the participants' Individual Shelter Accounts (401(k)).

Deferred Investment Account: Tennant Company's matching contribution and supplemental contributions made with respect to plan years prior to 1990 were credited to the Deferred Investment Account. No additional contributions were made to this account from 1990 to 2000. In 2001 matching contributions made in the form of cash were credited to this account. Beginning in 2002, supplemental contributions in the form of profit sharing were made to this account. Future supplemental contributions determined by the Company to be paid in cash will continue to be credited to the Deferred Investment Account.

Rollover Account: Beginning October 1, 1993, all rollover contributions received by the Plan were deposited into the Rollover Account. These contributions are eligible to be withdrawn by the participant in accordance with the Plan.

Withdrawable Investment Account: Prior to January 1, 1987, participants were permitted to make voluntary contributions to their Withdrawable Investment Accounts of up to 10 percent of their total cumulative compensation from the Company for all the years in which they participated in the Plan. Effective January 1, 1987, such contributions were no longer permitted. Amounts contributed prior to January 1, 1987, shall continue to be held in the participant's Withdrawable Investment Account until distributed in accordance with the Plan.

Note 1. Plan Description (Continued)

ESOP Account: The Company makes a matching contribution of 75 percent of the first 4 percent of the eligible participant's certified earnings, as defined, with Tennant Company common stock for a maximum contribution of 3 percent of profit sharing certified earnings. Each eligible participant's ESOP Account is credited with the Company's matching contribution.

In addition, the Company makes a supplemental contribution to the participants, depending upon profitability, guaranteed to be at least 2 percent of a participant's certified earnings, as defined. If leveraged stock remains after the allocation of matching contributions as noted above, the remaining shares will be used to satisfy the supplemental benefits due. Any benefit that is not satisfied by releasing leveraged shares may, at the Company's discretion, be made in the form of unleveraged ESOP stock and credited to this account.

If the supplemental contribution for the year is 3.5 percent or higher, 3 percent is deferred and credited to the participant's account, with the excess paid to the participant in cash.

In January 1991, all shares remaining in trust that were contributed to participants in the Deferred Investment Account prior to 1987 were transferred to the ESOP Account.

Investment options: Under the terms of the Plan, participants may elect separate funds for the purpose of investing such contributions. All assets are held in the Plan and invested in different funds.

Prior to January 1, 2001, profit-related retirement contributions were deposited in the Vanguard Funds. Subsequent to January 1, 2001, no such additional contributions have been made. Participants can transfer their plan account accumulations between funds, subject to certain limitations.

The Company's matching and supplemental contributions (as determined by Tennant Company) are made in Tennant Company stock and deposited in the ESOP Account.

Participant loans: Participants can request a loan amount not to exceed 50 percent of the value of their account balances, less the highest outstanding loan balance held in the past 12 months. Interest charged on such loans is established at a fixed rate of 2 percent above the prime rate as published in the *Wall Street Journal* as of the last day of the prior month.

Note 2. Summary of Significant Accounting Policies

Basis of presentation: The accompanying financial statements have been prepared on the accrual basis of accounting.

Investment valuation and income recognition: The Vanguard Group Fiduciary Trust Company and US Bank National Association (the Trustees) hold/held the Plan's investment assets and execute transactions therein based upon instructions received from the plan administrator, Tennant Company, and the participants of the Tennant Company Profit Sharing and Employee Stock Ownership Plan. Effective July 31, 2006, the Company transferred all plan assets held by US Bank National Association, to the Vanguard Group Fiduciary Trust Company.

Loans to participants are stated at their unpaid principal balances.

Tennant Company common stock is stated at the quoted market value as reported by the New York Stock Exchange.

Note 2. Summary of Significant Accounting Policies (Continued)

The investments in registered investment companies represent the Plan's pro rata share of the quoted market value of the net assets of the respective funds.

Purchases and sales of securities are recorded on a trade-date basis. Interest and dividend income is accrued as earned. Realized gains and losses related to sales of investments are recorded on a trade-date basis, and unrealized gains and losses are recorded based on the fair values as of the reporting date.

Cost and expenses: All permitted administrative expenses are paid by the Plan and charged to participant accounts.

Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for plan benefits during the reporting period. Actual results could differ from those estimates.

Risks and uncertainties: The Plan provides for investment in a variety of investment funds, including Tennant Company common stock. Investments in general are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of the investments will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for plan benefits.

Note 3. Net Appreciation in Fair Value of Investments

The net appreciation in fair value of investments for the year ended December 31, 2006, was as follows:

Tennant Company common stock	$ 4,724,356
Registered mutual fund companies	13,435,588
	$ 18,159,944

The cost of investments sold was determined using the average cost method.

Note 4. Investments

The following investments, as of December 31, 2006 and 2005, represented 5 percent or more of the Plan's net assets:

	2006	2005
Tennant Company common stock	$ 66,617,940	$ 64,863,799
Vanguard Group of Mutual Funds:		
Wellington	46,021,028	40,753,427
500 Index	36,669,185	38,380,441
Windsor	37,578,105	34,031,039
Federal Money Market	30,891,765	31,639,894
Explorer	16,624,484	16,362,087
Metropolitan West Total Return Bond Fund	17,359,493	15,903,989

Note 4. Investments (Continued)

The Plan's investments in Tennant Company stock at December 31, 2006 and 2005, are presented in the following table:

	2006		2005	
Tennant Company Common Shares	Allocated	Unallocated	Allocated	Unallocated
Number of shares	1,990,941	299,895	2,109,034	399,856
Cost	$ 22,772,527	$ 2,708,052	$ 26,276,696	$ 3,610,419
Market	57,920,985	8,696,955	54,467,543	10,396,256

Note 5. Party-in-Interest Transactions

The Plan invests/invested in securities issued by the Trustees and by the Company. These party-in-interest transactions are exempt under Section 408(b)(8) of ERISA.

In prior years, the Plan entered into a loan agreement with the Company for the purchase of $17.5 million of Tennant Company stock (see Note 1).

Note 6. Federal Income Taxes

On June 30, 2003, Tennant Company received a tax determination letter stating that the Plan qualifies under Section 401(a) of the Internal Revenue Code and the trust created thereunder is exempt from federal income taxes under Section 501(a) of the Internal Revenue Code. It is the opinion of the Company that the Plan and trust continue to meet the requirements for qualification under the Internal Revenue Code. Annual employer contributions to the Plan and investment earnings and gains of the Plan are not taxable to plan participants until the plan accumulations are withdrawn by participants or distributed to them upon retirement.

Tennant Company Profit Sharing and Employee Stock Ownership Plan

Schedule H Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2006

Identity of Issuer, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value **	Current Value
Registered investment companies:		
Vanguard Wellington Fund*	Mutual Fund, 1,419,088 shares	$ 46,021,028
Vanguard Windsor Fund*	Mutual Fund, 2,015,993 shares	37,578,105
Vanguard 500 Index Fund*	Mutual Fund, 280,796 shares	36,669,185
Vanguard Federal Money Market Fund*	Mutual Fund, 30,891,765 shares	30,891,765
Metropolitan West Total Return Bond Fund	Mutual Fund, 1,784,121 shares	17,359,493
Vanguard Explorer Fund*	Mutual Fund, 222,520 shares	16,624,484
Vanguard Growth Index Fund*	Mutual Fund, 327,740 shares	9,756,810
Vanguard Developing Markets Index Fund*	Mutual Fund, 663,601 shares	8,348,095
Julius Baer International Equity Fund	Mutual Fund, 117,883 shares	4,978,215
Vanguard Target Retirement 2010 Fund*	Mutual Fund, 90,354 shares	1,973,328
Wells Fargo Small Company Value Fund	Mutual Fund, 79,002 shares	1,236,379
Chesapeake Core Growth Fund	Mutual Fund, 58,078 shares	1,049,468
Vanguard Target Retirement 2015 Fund*	Mutual Fund, 59,591 shares	742,502
Vanguard Prime Money Market Fund*	Mutual Fund 425,420 shares	425,420
Vanguard Target Retirement 2025 Fund*	Mutual Fund, 23,976 shares	312,646
Vanguard Target Retirement 2030 Fund*	Mutual Fund, 10,528 shares	237,298
Vanguard Target Retirement 2035 Fund*	Mutual Fund, 15,495 shares	214,912
Vanguard Target Retirement 2005 Fund*	Mutual Fund, 17,391 shares	199,480
Vanguard Target Retirement 2045 Fund*	Mutual Fund, 7,160 shares	102,528
Vanguard Target Retirement 2020 Fund*	Mutual Fund, 1,846 shares	40,985
Vanguard Target Retirement 2040 Fund*	Mutual Fund, 1,515 shares	34,020
Vanguard Target Retirement Income Fund*	Mutual Fund, 303 shares	3,246
Vanguard Target Retirement 2050 Fund*	Mutual Fund, 139 shares	3,122
		214,802,514
Tennant Company common stock*	Common stock, 2,290,836 shares, par value $0.375; cost is $25,480,579	66,617,940
Vanguard Group Fiduciary Trust Company*	Loans to participants, ranging between 5.75% and 11.5%	3,824,439
		$ 285,244,893

*Represents party-in-interest.
**Cost information for participant-directed investments is not required.

END